Page 1 of 5 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2 )
                                       ---

                               SEMTECH CORPORATION
         --------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                   816850 10 1
         --------------------------------------------------------------
                                 (CUSIP Number)

          Jon D. Walton, Vice President, General Counsel and Secretary,
              Allegheny Teledyne Incorporated, 1000 Six PPG Place,
                   Pittsburgh, Pennsylvania 15222 412-394-2836
         --------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 1997
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                  SCHEDULE 13D, Amendment No. 2

CUSIP NO. 816850 10 1                         Page 2 of 5 Pages
---------------------------------------------------------------

1     NAME OF REPORTING PERSON  Allegheny Teledyne Incorporated
                                -------------------------------

      S.S. or I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  ___
                                                  (b)  ___

3     SEC USE ONLY

4     SOURCE OF FUNDS           N/A
                                ---

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                  [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION         Delaware
                                                   --------

 NUMBER OF          7   SOLE VOTING POWER                 0
   SHARES
BENEFICIALLY        8   SHARED VOTING POWER         203,763
  OWNED BY
    EACH            9   SOLE DISPOSITIVE POWER            0
 REPORTING
   PERSON          10   SHARED DISPOSITIVE POWER    203,763
    WITH

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                                                    203,763
                                                    -------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                 [   ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       3.3%
                                                      ----

14     TYPE OF REPORTING PERSON                      HC,CO
                                                     -----

                 SCHEDULE 13D, Amendment No. 2

CUSIP NO. 816850 10 1                         Page 3 of 5 Pages
---------------------------------------------------------------

1     NAME OF REPORTING PERSON                   Teledyne, Inc.
                                                 --------------

      S.S. or I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  ___
                                                  (b)  ___

3     SEC USE ONLY

4     SOURCE OF FUNDS           N/A
                                ---

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                  [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION         Delaware
                                                   --------

 NUMBER OF          7   SOLE VOTING POWER                 0
   SHARES
BENEFICIALLY        8   SHARED VOTING POWER         203,763
  OWNED BY
    EACH            9   SOLE DISPOSITIVE POWER            0
 REPORTING
   PERSON          10   SHARED DISPOSITIVE POWER    203,763
    WITH

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                                                    203,763
                                                    -------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                  [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       3.3%
                                                      ----

14     TYPE OF REPORTING PERSON                      HC,CO

                SCHEDULE 13D, Amendment No. 2

CUSIP NO. 816850 10 1                         Page 4 of 5 Pages
---------------------------------------------------------------

Items 4 and 5 of Schedule 13D of Allegheny Teledyne Incorporated ("Allegheny Teledyne") and Teledyne, Inc. ("Teledyne") (together, the "Reporting Persons"), dated December 21, 1979, as amended, with respect to the common stock (the "Common Stock") of Semtech Corporation (the "Issuer") are hereby amended in their entirety to read as follows:

Item 4.  Purpose of Transaction.

            The shares reported herein were acquired for investment. The filing persons have no plans or proposals which relate to Item 4(a) through (j). On May 20, 1997, Teledyne sold 100,000 shares of the Issuer's Common Stock and on May 23, 1997, Teledyne sold 222,000 shares of Common Stock. On May 30, 1997, Teledyne sold 355,000 shares of Common Stock and filed with the Securities and Exchange Commission a Report on Form 144 indicating its intention to sell shares of the Issuer's Common Stock. On June 2, 1997, Teledyne sold 70,000 shares of Common Stock. Future investment considerations by the filing persons might result in the disposition of additional shares of the Common Stock.

Item 5.  Interest in Securities of the Issuer.

            Allegheny Teledyne holds directly no shares of Common Stock. Teledyne owns 203,763 shares of Common Stock (3.3%). Allegheny Teledyne may be deemed to be the beneficial owner of shares held by Teledyne since it is the parent of Teledyne. Allegheny Teledyne and Teledyne may be deemed to share dispositive and voting power over all such shares.

            To the best knowledge of the filing persons, no associate, executive officer or director of such filing person (a) owns any shares of Common Stock;
(b) has a right to acquire shares of Common Stock; or (c) has engaged in any transactions in the Common Stock during the past sixty days.

            See Item 4 for a description of transactions effected during the past sixty days or since the most recent Schedule 13D filing of Allegheny Teledyne and Teledyne. The ownership by Allegheny Teledyne and Teledyne of the Issuer's securities was reduced below 5% as a result of the sales reported herein.

                    SCHEDULE 13D, Amendment No. 2

CUSIP NO. 816850 10 1                         Page 5 of 5 Pages
-----------------------------------------------------------------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  June 9, 1997              ALLEGHENY TELEDYNE INCORPORATED



                                 By:  /s/ James L. Murdy
                                     ---------------------------
                                     Executive Vice President,
                                     Finance and Administration
                                     and Chief Financial Officer

DATE:  June 9, 1997              TELEDYNE, INC.



                                 By:  /s/ Douglas J. Grant
                                     ---------------------------
                                     Vice President-Finance